Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 11, DATED NOVEMBER 5, 2002
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 11 to you in order to supplement our prospectus. This supplement, dated November 5, 2002 to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 10 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 10 dated October 23, 2002, Supplement No. 9 dated September 30, 2002, Supplement No. 8 dated September 19, 2002 and Supplement No. 7 dated September 6, 2002, (which superseded Supplement No. 6 dated August 27, 2002, Supplement No. 5 dated August 16, 2002, Supplement No. 4 dated July 25, 2002, Supplement No. 3 dated July 17, 2002, Supplement No. 2 dated July 2, 2002 and Supplement No. 1 dated June 18, 2002), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since October 23, 2002, the date of our last supplement. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
Property	Type	Year Built	Date Acquired	Approx. Acquisition Costs, including expenses *	Gross Leasable Area (Sq. Ft.)	Physical Occupancy as of 10/28/02 (%)	No. of Tenants	Major Tenants

North Aiken Bi-Lo Center Rutland Drive and York Street Aiken, SC	NC	2002	10/25/02	$5,802,000	59,263	100	7	Bi-Lo Grocery Store Dollar General

Gateway Plaza Shopping Center Western Blvd. at Gateway South Jacksonville, NC	NC	2000/2001	10/31/02	$11,836,000	101,682	96	13	Ross Stores Bed Bath & Beyond PETsMART

Lakewood Ranch Gateway North 1755 Lakewood Ranch Gateway Boulevard Bradenton, FL	NC	2001	11/01/02	$8,000,000 (1)	69,472	98	16	Publix

Lakewood Ranch 5 Outlots 1755 Lakewood Ranch Gateway Boulevard Bradenton, FL	D	To be built	11/01/02	$2,152,000	--	--	--	--

Manekin Portfolio
Duvall Village 4825 Glenn Dale Road Bowie, MD	NC	2001	11/01/02	$13,026,000 (2)	85,521	100	13	Super Fresh A&P

Harundale Plaza 7440 Ritchie Highway Glen Burnie, MD	NC	1960/1999	11/01/02	$24,724,000	220,629	100	18	Super Fresh A&P Value City A.J. Wright

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood Center

  As part of the purchase of this property, we assumed the modified existing debt with a remaining balance of approximately $4,400,000. The loan requires monthly interest payments based on an annual rate of 1.85% over LIBOR and matures in 2009.
  As part of the purchase of this property, we assumed the modified existing debt with a remaining balance of approximately $9,488,000. The loan requires monthly interest payments based on an annual rate of 8.00% and matures in 2018.

Other Real Property Investments

On October 31, 2002, we funded a first mortgage in the amount of $53,091,755 secured by 19 Eckerd drug stores identified in Supplement No. 9 to our prospectus. The Company will earn interest a rate of 5.6% per annum. We intend to acquire these properties in early 2003.

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire each property will generally depend upon no material adverse change occurring in the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

We anticipate purchasing the following properties from unaffiliated third parties. We intend to purchase these properties with our own funds unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Estimated Acquisition Costs including	Gross Leasable Area	Physical Occupancy As of 10/28/02	No. of
Property	Type	Built	expenses *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Jones Bridge Plaza 5075 Peachtree Plaza Norcross, GA	NC	1999/2000	$7,895,000	83,383	100	13	Ingles Grocery Store

Shoppes at Citiside The Plaza and Eastway Drive Charlotte, NC	NC	2002	$10,133,000	75,478	62 (1)	7	Bi-Lo Grocery Store

Shoppes at Chalet Suzanne Chalet Suzanne Road and US Highway 27 Lake Wales, FL	D	To be built	$12,435,000	91,165	--	--	--

Stone Mountain Square 5370 US Highway 78 Stone Mountain, GA	NC	1991	$31,400,000 (2)	336,663	94	45	Bally's Media Play

Plant City Crossing Exit 11 - I-4 on Route 566 Plant City, FL	NC	2001	$10,750,000	85,252	94	21	Publix

Lakeview Plaza 2340 Fortune Road Kissimmee, FL	NC	1998	$6,150,000 (3)	54,788	95	10	Publix

Goldenrod Groves Shopping Center State Highway 426 and Howell Branch Road Orlando, FL	NC	1985/1998	$9,150,000	108,944	89	26	Publix Walgreens

Presidential Commons Shopping Center 1630-1708 Scenic Highway Snellville, GA	NC	1998	$45,000,000 (4)	372,149	100	35	Home Depot Kroger JoAnn Fabrics

Market Square Douglas Boulevard and Georgia Highway 5 Douglasville, GA	NC	1974/1990	$13,050,000 (5)	121,774	96	19	Office Depot Petco Hancock Fabrics

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

  We will not purchase this newly constructed center until the occupancy has reached at least 85%.
  As part of the purchase of this property, we will assume the modified existing debt with a remaining balance of approximately $22,800,000. The loan will require monthly interest payments based on an annual rate of 7.42% and mature in 2007.
  As part of the purchase of this property, we will assume the modified existing debt with a remaining balance of approximately $3,603,000. The loan will require monthly interest payments based on an annual rate of 8.00% and mature in 2018.
  As part of the purchase of this property, we will assume the modified existing debt with a remaining balance of approximately $24,113,000. The loan will require monthly interest payments based on an annual rate of 6.80% and mature in 2022. The seller will also provide a second mortgage in the amount of approximately $2,000,000. The second mortgage will require monthly interest payments based on an annual rate of 2.50% and will mature in 2006.
  As part of the purchase of this property, we will assume the modified existing debt with a remaining balance of approximately $8,398,000. The loan will require monthly interest payments based on an annual rate of 7.02% and mature in 2008.

NC Neighborhood and Community Retail Shopping Center

  D Development Project

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,011,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of November 1, 2002, we had sold 35,961,685 shares in our third offering, resulting in gross proceeds of $359,102,875. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of November 1, 2002, we had incurred $32,711,588 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $326,391,287 of net proceeds from the sale of those 35,961,685 shares. An additional 2,380,319 shares have been sold pursuant to our Distribution Reinvestment Program as of November 1, 2002, for which we have received additional net proceeds of $22,613,000. As of November 1, 2002, we had repurchased 355,484 shares through our Share Repurchase Program resulting in disbursements totaling $3,297,139. As a result, our net offering proceeds from all offerings total approximately $925,785,348 as of November 1, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the six months ended June 30, 2002, we have incurred and paid property management fees of $2,010,694. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the six months ended June 30, 2002, we had incurred and paid $1,847,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $5,533,000 are included in the purchase prices we have paid for all our properties purchased through November 1, 2002. As of November 1, 2002, we had invested approximately $632,598,000 in properties that we purchased for an aggregate purchase price of approximately $1,162,406,000, and we had invested approximately $46,475,000 in two notes receivable from developers of two shopping centers. In addition, we have funded a $53,000,000 first mortgage, secured by 19 Eckerd drug stores, which we intend to acquire in early 2003. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of November 1, 2002, we had net offering proceeds of approximately $208,000,000 available for investment in additional properties. As of November 1, 2002, we have committed to the acquisition of an additional $644,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.